# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DigitalBridge Group, Inc., CIK 0001679688
CUSIP: 25401T603
Title of class of securities: Class A common stock, par value $0.01
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000920440

## Reporting persons
- Wafra Strategic Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 2,676,000; sole dispositive power 0; shared dispositive power 2,676,000; aggregate amount beneficially owned 2,676,000 (1.4% of the class)
  Comment: The aggregate amount beneficially owned consists of 2,676,000 shares of Class A common stock of the Issuer that may be acquired within 60 days upon the exercise of warrants.
- WSH GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,676,000; sole dispositive power 0; shared dispositive power 2,676,000; aggregate amount beneficially owned 2,676,000 (1.4% of the class)
  Comment: The aggregate amount beneficially owned consists of 2,676,000 shares of Class A common stock of the Issuer that may be acquired within 60 days upon the exercise of warrants.
- WAFRA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,676,000; sole dispositive power 0; shared dispositive power 2,676,000; aggregate amount beneficially owned 2,676,000 (1.4% of the class)
  Comment: The aggregate amount beneficially owned consists of 2,676,000 shares of Class A common stock of the Issuer that may be acquired within 60 days upon the exercise of warrants.
- Wafra Funds GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,676,000; sole dispositive power 0; shared dispositive power 2,676,000; aggregate amount beneficially owned 2,676,000 (1.4% of the class)
  Comment: The aggregate amount beneficially owned consists of 2,676,000 shares of Class A common stock of the Issuer that may be acquired within 60 days upon the exercise of warrants.
- The Public Institution of Social Security: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Kuwait (M6); sole voting power 0; shared voting power 2,676,000; sole dispositive power 0; shared dispositive power 2,676,000; aggregate amount beneficially owned 2,676,000 (1.4% of the class)
  Comment: The aggregate amount beneficially owned consists of 2,676,000 shares of Class A common stock of the Issuer that may be acquired within 60 days upon the exercise of warrants.

## Item 1. Issuer
Name of issuer: DigitalBridge Group, Inc.
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida, 33487

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons:

(i) Wafra Strategic Holdings LP, a Bermuda limited partnership;
(ii) WSH GP LLC, a Delaware limited liability company;
(iii) Wafra Inc., a Delaware corporation;
(iv) Wafra Funds GP Inc., a Delaware corporation (together with (i) - (iii), the "Wafra Reporting Persons"); and
(v) The Public Institution of Social Security, a public pension plan that is indirectly owned and controlled by the government of the State of Kuwait ("PIFSS" and, together with the Wafra Reporting Persons, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each Wafra Reporting Person is:

345 Park Avenue, 41st Floor
New York, New York 10154-0101.

The address of the principal business office of PIFSS is:

AlMurqab, Al-Soor St, Ta'aminat Building,
Kuwait City 13104 Kuwait.
Citizenship: The information in Item 4 on the cover pages to this Schedule 13G is hereby incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Items 5 through 9 on the cover pages to this Schedule 13G is hereby incorporated by reference.
Percent of class:
The information in Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentages used herein are calculated based upon 185,345,899 shares of Class A common stock, which consist of (i) 182,669,899 shares of Class A common stock outstanding as of December 26, 2025, as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2025, and (ii) 2,676,000 shares of Class A common stock issuable within 60 days upon exercise of warrants, which shares are added to the total shares of Class A common stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: Each Reporting Person: 0
Shared power to vote or to direct the vote: Each Reporting Person: 2,676,000
Sole power to dispose or to direct the disposition: Each Reporting Person: 0
Shared power to dispose or to direct the disposition: Each Reporting Person: 2,676,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wafra Strategic Holdings LP: /s/ Fergus Healy, Fergus Healy, Authorized Signatory (02/17/2026)
- WSH GP LLC: /s/ Fergus Healy, Fergus Healy, Authorized Signatory (02/17/2026)
- WAFRA INC.: /s/ Fergus Healy, Fergus Healy, Authorized Signatory (02/17/2026)
- Wafra Funds GP Inc.: /s/ Fergus Healy, Fergus Healy, Authorized Signatory (02/17/2026)
- The Public Institution of Social Security: /s/ Abdullah Almdaires, Abdullah Almdaires, Acting Deputy Director General (02/17/2026)